

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2021

Ofer Gonen
Chief Executive Officer and Director
Cactus Acquisition Corp. 1 Limited
4B Cedar Brook Drive
Cranbury, NJ 08512

      Re: Cactus Acquisition Corp. 1 Limited
          Draft Registration Statement on Form S-1
          Submitted June 15, 2021
          CIK No. 0001865861

Dear Mr. Gonen:

We have reviewed your draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted June 15, 2021

Capitalization, page 77

1.   We note that you are offering 10,000,000 Class A ordinary shares as part of your initial public offering of units, but only show 9,667,500 Class A ordinary shares subject to possible redemption in your Capitalization table. Please tell us how you considered the guidance in ASC 480-10-S99-3A, which requires securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the holder, in concluding that all 10,000,000 Class A ordinary shares were not required to be presented outside of permanent equity and part of shares subject to possible redemption.

       You may contact Frank Knapp at 202-551-3805 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Jonathan Burr at 202-551-5833 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Ze'-ev D. Eiger